UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

First Franklin Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320272107

(CUSIP Number)

Jason Long, 8044 Montgomery Road, Ste 480, Cincinnati OH  45236  (513) 618-7080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2009 and June 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Lenox Wealth Management, Inc. IRS Identification Number: 31-1445959
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)	XX
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	108,327
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	108,327
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned		108,327
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)		6.445%
14.	Type of Reporting Person (See Instructions)		CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D relating to the shares of the common stock, par value, $0.01 per share (the “Common Stock”) of First Franklin Corporation, a Delaware corporation whose principal executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241 (the “Issuer”), previously filed by Lenox Wealth Management, Inc. (the “Reporting Person”).  This Amendment is being filed to update the Schedule 13D in light of recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The amount of funds to acquire 108,327 shares of Issuer's Common Stock is $685,836. Such funds were provided from Lenox Wealth Management, Inc.'s working capital. Provided, however, $162,426 of that working capital was obtained through the exercise of options by the principal of Lenox Wealth Management for the direct purpose of ensuring that the company would have adequate capital to make the purchase.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Issuer. The Reporting Person acquired the shares on May 8, and June 23, 2009 because it did not believe that the value of the Issuer's assets was adequately reflected in the market price of the Issuer's Common Stock at such times.

The Reporting Person reviews on a continuing basis its investment in the Issuer. Depending upon overall market conditions, the Issuer’s business, affairs and financial position, the price level of the Common Stock,  as well as other various factors, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers.

The Reporting Person may consider a variety of different alternatives to maximize shareholder value, and is considering engaging in discussions with management, the Board of Directors, and other shareholders of the Issuer concerning the business and future plans of the Issuer, generally, and with regard to strategies and actions that the Reporting Person believes will enhance the Issuer’s business, governance, oversight and shareholder value.

Except as set forth above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer
	(a)	See Item 11 and Item 13 of each cover page (1)
	(b)	See Items 7 through 10 of each cover page (1)
	(c)	NA
	(d)	NA
	(e)	NA
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
NA
Item 7.	Material to Be Filed as Exhibits
NA

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lenox Wealth Management, Inc.

By:  /s/ Jason Long, Vice President

Jason Long, Vice President

Date: June 26, 2009

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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